                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.5)*


                                    HEI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.05 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   404160 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. King, Esq.
                           Weil, Gotshal & Manges LLP
                                 767 5th Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 25, 2000

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 404160 10 3                  13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS Anthony J. Fant

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________________
               7    SOLE VOTING POWER             1,254,098

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY                                      10,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                  1,254,098
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                          10,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  1,264,098


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  26.6%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                  IN


________________________________________________________________________________

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is hereby amended as follows:

        HEI, Inc. and Anthony Fant, Chairman and Chief Executive Officer of HEI, announced on October 26, 2000 that they have rescinded their agreement by which Mr. Fant sold to HEI 1,214,300 shares of common stock of Colorado MEDtech, Inc., in exchange for 235,000 shares of common stock of HEI and the assumption by HEI of $3,072,650.26 of indebtedness. The agreement between the parties was unwound pursuant to an agreement dated October 25, 2000 (the "Agreement"). There will be no accounting affect to HEI as a result of the transaction. The press release and the Agreement are filed as Exhibits 1 and 2, respectively.

        Except as set forth in this Item 4, Mr. Fant, has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended as follows:

(a) Mr. Fant is the beneficial owner of 1,264,098 shares of HEI common stock, or approximately 26.6% of HEI common stock based on a total of 4,752,496 shares of HEI common stock stated to be outstanding as of July 14, 2000 by HEI in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on July 17, 2000.

(b) Mr. Fant has sole power to vote or direct the vote and dispose or direct the disposition of 1,254,098 shares of HEI common stock described herein. Mr. Fant also shares the power to vote or direct the vote and dispose or direct the disposition of 10,000 shares of HEI common stock owned by Fant Industries Inc., of which Mr. Fant is the sole shareholder.

(c) Transactions in the shares of HEI common stock effected by Mr. Fant during the past sixty (60) days are described in Schedule A attached hereto and incorporated herein by reference.

(d)     Not applicable.

(e)     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT       DESCRIPTION
NO.
        1     Press Release, dated October 26, 2000.
        2     Agreement, dated October 25, 2000, between HEI, Inc. and
              Anthony J. Fant.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2000





                                            By: /s/ Anthony J. Fant
                                                -----------------------
                                                    Anthony J. Fant

                                   SCHEDULE A


                     Schedule of Transactions in the Shares

           Name                      Date Sold                No. of Shares             Price Per Share
      Anthony J. Fant                10/25/00                    235,000                    $22.375